SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

Under the Securities Exchange Act of 1934

MAGICJACK VOCALTEC LTD.
(Name of Issuer)

Ordinary Shares, with no par value
(Title of Class of Securities)

M6787E101
(CUSIP Number)

Hoak Public Equities, L.P.
3963 Maple Avenue, Suite 450
Dallas, Texas 75219
(214) 855-2284
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Hoak Public Equities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,958
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 14,958
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,958
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
14	TYPE OF REPORTING PERSON* PN

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1	NAME OF REPORTING PERSONS Hoak Fund Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,958
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 14,958
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,958
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
14	TYPE OF REPORTING PERSON* PN

3

1	NAME OF REPORTING PERSONS CDW Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 12,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
14	TYPE OF REPORTING PERSON* PN

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1	NAME OF REPORTING PERSONS CDW Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 12,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
14	TYPE OF REPORTING PERSON* PN

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1	NAME OF REPORTING PERSONS Hoak & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,958
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 26,958
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,958
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
14	TYPE OF REPORTING PERSON* CO

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1	NAME OF REPORTING PERSONS J. Hale Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,958
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 26,958
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,958
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
14	TYPE OF REPORTING PERSON* IN

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1	NAME OF REPORTING PERSONS James M. Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,958
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 26,958
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,958
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
14	TYPE OF REPORTING PERSON* IN

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The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D (the “Schedule 13D” or the “Statement”) filed by the undersigned relating to the Ordinary Shares, with no par value (the “Ordinary Shares”), of magicJack VocalTec, Ltd., a company organized under the laws of the State of Israel (the “Issuer”). The principal executive office of the Issuer is located at 12 Beni Gaon Street, Building 2b Poleg Industrial Area, Netanya, Israel 42504. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.                      Source and Amount of Funds or Other Consideration.

The total amount of funds used for the purchase of Ordinary Shares held by HPE and CDW was $105,753.06 and $79,565.07 respectively. All of the shares of Ordinary Shares beneficially owned by each of HPE and CDW were paid for using working capital of HPE and CDW, respectively. Hoak Fund Management, L.P. does not hold any Ordinary Shares but may be deemed to beneficially own the Ordinary Shares owned by HPE. CDW Capital Management, L.P. does not hold any Ordinary Shares but may be deemed to beneficially own the Ordinary Shares owned by CDW. The other Reporting Persons do not hold shares of Ordinary Shares directly but may be deemed to beneficially own the Ordinary Shares owned by both HPE and CDW.

Item 5.                      Interest in Securities of the Issuer.

(a)	As of the date of this Amendment No. 1, based upon 16,115,383 Ordinary Shares outstanding, (a) HPE directly owned an aggregate of 14,958 shares of Ordinary Shares, representing less than 1.0% of the outstanding Common Shares and (b) CDW directly owned an aggregate of 12,000 shares of Ordinary Shares, representing less than 1.0% of the outstanding Common Shares. Hoak Fund Management, L.P. (as HPE’s general partner) may be deemed to beneficially own an aggregate of 14,958 shares of Ordinary Shares, representing less than 1.0% of the outstanding Ordinary Shares, and CDW Capital Management, L.P. (as CDW’s general partner) may be deemed to beneficially own an aggregate of 12,000 shares of Ordinary Shares, representing less than 1.0% of the outstanding Ordinary Shares.

Hoak & Co. (as the general partner of Hoak Fund Management, L.P. and CDW Capital Management, L.P.), James M. Hoak (Hoak & Co.’s controlling shareholder), and J. Hale Hoak (Hoak & Co.’s President) may be deemed to beneficially own an aggregate of 26,958 shares of Ordinary Shares, representing less than 1.0% of the outstanding Ordinary Shares.

(b)	Each of HPE and Hoak Fund Management, L.P. may be deemed to have the sole power to vote or direct the vote and dispose of the shares of Ordinary Shares reported in this Schedule 13D owned directly by HPE. Each of CDW and CDW Capital Management, L.P. may be deemed to have the sole power to vote or direct the vote and dispose of the shares of Ordinary Shares reported in this Schedule 13D owned directly by CDW. The other Reporting Persons may be deemed to have the sole power to vote or direct the vote and dispose of the shares of Ordinary Shares reported in this Schedule 13D owned directly by HPE and CDW.
(c)	Schedule A hereto sets forth all transactions in the Ordinary Shares within the past 60 days by the Reporting Persons. All such transactions were effected on the open market. None of the Reporting Persons effected any other transaction in the Ordinary Shares during the past 60 days.
(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares covered by this Schedule 13D.
(e)	On December 15, 2017, the Reporting Persons ceased to be the beneficial owners of five percent of the outstanding Ordinary Shares.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	December 20, 2017

Hoak Public Equities, L.P.		Hoak Fund Management, L.P.

By:	Hoak Fund Management, L.P., its general partner	By:	Hoak & Co., its general partner

By:	Hoak & Co., its general partner	By:	/s/ J. Hale Hoak
J. Hale Hoak
By:	/s/ J. Hale Hoak		President
J. Hale Hoak President

CDW Fund, L.P.		CDW Capital Management, L.P.

By:	CDW Capital Management L.P., its general partner	By:	Hoak & Co., its general partner

By:	Hoak & Co., its general partner	By:	/s/ J. Hale Hoak
J. Hale Hoak
By:	/s/ J. Hale Hoak		President
J. Hale Hoak
President

Hoak & Co.		James M. Hoak

By:	/s/ J. Hale Hoak	By:	/s/ James M. Hoak
	J. Hale Hoak		James M. Hoak
President

J. Hale Hoak

By:	/s/ J. Hale Hoak
J. Hale Hoak

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Schedule A

Transactions – Last 60 days

Hoak Public Equities, L.P.

Date	Transaction	Shares	Price
11/28/17	Sale	500	$8.35
11/29/17	Sale	900	$8.35
11/30/17	Sale	300	$8.35
12/13/17	Sale	324	$8.35
12/14/17	Sale	1,816	$8.40
12/15/17	Sale	800,000	$8.40

CDW Fund, L.P.

Date	Transaction	Shares	Price
11/9/17	Sale	1,200	$8.30

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